December 19, 2011

United States Securities and Exchange Commission

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn:

Mr. Gary Todd, Reviewing Accountant

Dear Mr. Todd,

In response to your request of November 8, 2011, we are filing the attached Security Agreements.  As disclosed in Note 6 of the 10-K for the period ending December 31, 2010, the Company has sold some of its Accounts Receivable to a financial institution with full recourse.  The financial institution retains a 15% portion of the proceeds from the receivable sales as reserves, which are released to the Company as the Receivables are collected.  The maximum commitment under this facility is $450,000, and is limited to receivables that are less than 31 days outstanding. The facility bears interest at prime plus 10% currently 16.0%, and is secured by an unconditional guarantee of the Company and a first charge against the Accounts Receivable.  Because of the Company’s credit policies, repossession losses and refunds in the event of default have not been significant and losses under the present recourse obligations are not expected to be significant.

Arrayit Corporation acknowledges that:

--the company is responsible for the adequacy and accuracy of the disclosure in the filing;

--staff comments or changes to disclosure in response to staff comments do not foreclose the commission for taking any action with respect to the filing; and

--the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/Rene Schena

CEO

Endnotes

Arrayit Corporation

524 East Weddell Drive
Sunnyvale CA 94089
USA

Phone (408) 744-1331

Fax (408) 744-1711

Website http://arrayit.com